Exhibit 3(a)

                             AMENDMENT NO. 1 TO THE
                     LIMITED LIABILITY COMPANY AGREEMENT OF
                             BELMAR CAPITAL FUND LLC


     AMENDMENT No. 1 dated as of December 30, 2003, by Eaton Vance Management, a Massachusetts business trust, as manager (the "Manager") of Belmar Capital Fund LLC (the "Fund").

     WHEREAS, pursuant to Section 12.1 of the Limited Liability Company Agreement of the Fund, dated as of March 17, 2000 (the "Agreement"), the Manager has the authority to amend the Agreement; and

     WHEREAS, the Manager desires to amend the Agreement as set forth herein.

     NOW THEREFORE, the Manager hereby amends the Agreement as follows:

     1. Article 1 of the Agreement is hereby amended by adding the following definition:

          "Net Realized Gains" has the meaning set forth in Section 8.1(b) hereof.

     2. Sections 8.1(a) and 8.1(b) of the Agreement are hereby amended by deleting such Sections in their entirety and replacing them with the following:

          (a) On the last business day of each Fiscal Year or shortly thereafter, the Fund intends to distribute to the Shareholders an amount approximately equal to the Net Current Income of the Fund for the Fiscal Year, if any. The term "Net Current Income" shall mean the net income and net realized short-term capital gains in excess of net realized long-term capital losses accrued by or allocated to the Fund for the Fiscal Year ended, determined in accordance with the treatment of various income, gain, loss, expense and other items for federal income tax purposes. Such distributions shall be made to the Shareholders pro rata in proportion to the number of Undivided Shares and Paired Share Units then outstanding. Amounts distributable in respect of Paired Share Units shall be distributed in the following manner: (i) to the holders of Preferred Shares in Amounts not to exceed the cumulative accrued but undistributed Preferred Return on such Preferred Shares; and (ii) the balance, if any, to the holders of the corresponding Common Shares.

          (b) On the last business day of each Fiscal Year or shortly thereafter, the Fund intends to distribute to the Shareholders an amount approximately equal to 18% (which percentage may be adjusted to reflect changes in the effective maximum marginal individual federal tax rate for long-term capital gains) of the Fund's Net Realized Gains for the Fiscal Year, if any, that are not Precontribution Gains. The term "Net Realized Gains" shall mean the excess of the Fund's net realized long-term capital gains for federal income tax purposes for that Fiscal Year over the Fund's net short-term capital losses for federal income tax purposes for that Fiscal Year and the cumulative amount of Fund capital losses from prior Fiscal Years not previously applied against net realized capital gains for distribution purposes. Distributions with respect to Net Realized Gains other than Precontribution Gains shall be made to the Shareholders pro rata in proportion to the number of Undivided Shares and Paired Share Units then outstanding. Amounts distributable in respect of Paired Share Units shall be distributed in the following manner: (i) to the holders of Preferred Shares in amounts not to exceed the cumulative accrued but undistributed Preferred Return on such Preferred Shares; and (ii) the balance, if any, to the holders of the corresponding Common Shares.

     3. This Amendment shall be effective upon execution by the Manager, and the Agreement, as amended by this Amendment, is and shall continue to be in full force and effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the Manager has executed this Amendment as of the day and year first above written.


                                        MANAGER:

                                        EATON VANCE MANAGEMENT

                                        By:     /s/ Maureen A. Gemma
                                                --------------------------
                                        Title:  Vice President